

DUO, LLC *dba:* Trio Hygiene Systems, LLC

Crowd SAFE

Power Point Presentation

January 20, 2017

Presentation created by:
The Founder and President of the Company;
Andrew Yaros



Confidentiality

This Investor Presentation is being made available only to individuals or companies who have expressed interest in assisting or in providing resources for the organization and for the expansion of this Company. This Investor Presentation (hereinafter referred to as the "Presentation") is not an offering for the sale of securities. This Presentation is Confidential and is the private property of the Company and contains proprietary and patent pending information that is not to be copied, reproduced, used or divulged to any person in-whole or in-part without proper authorization via Non-Disclosure Agreement and/or written consent from an appointed Officer or Director of Trio Hygiene Systems, LLC. Thank you in advance for your cooperation.



Preliminary Disclosures

The information herein is the property of the Company. The information contained in this document is considered accurate as of the date of this Presentation. Such information is subject to change at any time. Any party reviewing this information should not construe its contents as legal, tax or investment advice. This Plan and any additional documents provided by the Company should be reviewed by accredited individuals and/or institutions and have access to proper financial, tax and legal advisors. The statements, estimates and projections set forth in this document are based from the Company's Officers and Directors access to public information, in-the-field market research, and experience in their respective fields. Additional information on the Company may be released at the request of the reader.

Projections of future financial and operating performances have been provided to assist in one's evaluation of the potential of this business opportunity. These estimates are not to be relied upon as conclusive representations of future results. Furthermore, because some financial information is based on estimates, hypothetical circumstances, and events that have not yet taken place, there can be no representations or warranties associated therewith; there can be no assurance that the anticipated results will be attained.

Summary

This Presentation will cover the following:

- **The Business (pgs. 5-10):**
  - Description
  - Pain points
  - Total available market (U.S.A.)
  - Transaction model
- **Wipe Industry Overview (pgs. 11-15):**
  - Growth
  - Industry problems
  - Competition
- **GO-2-Market Strategy (pg. 16)**
- **Sustainable Advantages (pg. 17)**

- **Key Relationships (pg. 18)**
- **Successes/Validation (pg. 19)**
- **Numbers (pgs. 20-22):**
  - Margin Analysis
  - 5-year revenue projections
    - COGS
    - Variable profit
- **Top 4 Threats (pg. 23):**
- **Management/Advisors (pgs. 24-25)**
- **Pre-Offering Valuation (pg. 26)**
- **Back-up Slides (pgs. 28 – 32):**
  - Wipe quality (proof)
  - Near-future SKU's
  - Logistics
- **Contact Information (pg. 33)**

Business Description

After 8 years of development, **DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC** (THS), is an early stage growth company which has developed, patented, successfully Beta (A & B) tested, and officially launched, as of March 16, 2016, a continuity-based personal hygiene product line for the millions of adopters who are using a disjointed wet and dry tissue in the bathroom today and, to advocate the use of this practice amongst the many others that should.

By locating flushable wipes on the same traditional roll holder as toilet paper, the Tidymates® system is a complete system upgrade for personal hygiene. Combining both, wet and dry tissue to a single location with the Tidymates® system is a simple solution that can be used by virtually everyone; greatly reducing the hazards involved in the use of conventional wipe products.

Unique to wipe products currently on the market, only our top-rated flushable refills fit and lock inside the dispensing system, ensuring flush-safety, environmental friendliness, and repeat business from a growing installed base of loyal customers.

THS intends to add additional products (SKU's) developed from its product pipeline in an effort to leverage and broaden our potential customer base

Pain / Solution

"**PAIN**" (*out of sight • out of mind*): Many have never even thought about it, …at least until we asked them. Even the active users of the wet and dry practice in the bathroom don't know where to put the wipes and, if the wipes are safe to flush (even if the packaging says "flushable". No matter where the wipes wind-up, one must not forget to *twist* and *reach* far away from the toilet paper, to grab that wipe package; a wipe package that has been touched repeatedly by those who sat before them, with "bathroom hands".

SOLUTION (*location • sanitary • ease of use • flush safety*): Tidymates® offers a complete upgrade to personal hygiene with a superior delivery system that places safe, wet and dry tissue right at your fingertips, without the issues related to other brands of wipes. Tidymates® easily snaps-in into most traditional toilet paper roll holders without tools, adhesive or assembly. Unlike the other 92% of the wipes on the market that are simply not made to be flushed, only *our* exclusive flushable refills twist-and-lock into the Tidymates® system; locking-out bad wipes and ensuring piece of mind to the customer, plumbing systems, municipal wastewater treatment facilities, environment and, flushable wipes industry.



THE COMPLETE SYSTEM
THE LID:
ANTI-BACTERIAL CONSTRUCTION
Assists in reducing the spread of common bathroom germs like: Staphylococcus and E.coli
PATENTED LOCKING & WIPE DELIVERY SYSTEM
Helps to prevent moisture loss
THE WIPES:
MANUFACTURED FOR IDEAL PERSONAL HYGIENE
From its supple feel and non-allergenic qualities to its Best-in-Class flushability.
SPECIFICALLY DESIGNED
ONLY Tidymates® flushable wipe products are compatible inside this system.
EASY REFILLABLE POUCHES
Tidymates.com
info@buytrio.com
1-800-4MyTrio (1-800-469-8746)
THE DISPENSER:
PATENTED DESIGN
Can be positioned for LEFT or RIGHT sided dispensing for optimum access.
EASY SNAP-IN SETUP
Easily snaps in to most standard toilet paper roll holders. No tools required.
TOILET PAPER ACCOMMODATION
Holds up to a jumbo roll of toilet paper (toilet paper not included).
STYLED TO MATCH YOUR BATHROOM
Personalized in 5 standard styles to fit your décor.
(FROM LEFT TO RIGHT : OLD BRONZE, NICKEL, BRASS, CHROME, WHITE PEARL)
QUALITY WE STAND BY
1 Year Limited Manufacturer Warranty
Tidymates
Trio
Trio Hygiene Systems, LLC. Trio® and Tidymates® are registered trademarks with the U.S. Patent & Trademark Office. - All Rights Reserved. 2009-2016 ©





Total Available Market (U.S.)

Usable **Residential** Fixtures
150MM/225MM

Usable **Commercial** Fixtures
50MM/125MM





Unusable Residential Fixtures, **75MM**/225

Unusable Commercial Fixtures **75MM**/125MM

5 Year Objective:
• Capture .0005% (100,000 users) x 2 refill average per month

• Each customer estimated to spend an average of $84.00 per annum on refills at a $3.49 **MSRP**

*****200MM** out of an estimated **350MM** toilets, nationwide.**

*Source:
U.S. Census Bureau 2012-



Product COGS Range for sale to <u>Initial Targets</u>: $0.82 - $4.72 USD, FOB China
(depending on product-*type* ordered)



Commercial House account Sales

Direct Response (D2C) Sales

Commercial Reseller Sales

Suggested Price range

$2.99 – 20.00

The Trio® Transaction Model



① New Institutional Orders-BULK
Warehouse / Fulfillment, Back-end & Continuity
② New Individual on-line Orders - SINGLE
P.O. Financing
Suppliers
② ③
③ All Existing Customer Refills (Continuity)
A.R. Financing
①
Trio Hygiene Systems:
-Sales & Marketing
-Design Lead
-Operations Lead

Key:
= Deliverable to
= Invoice to
= Payment to
= Service fee
= Communication

***NOTE:** BULK orders can be supported by inventory and receivables financing.

Wet Wipe Industry Overview:



Flushable Wipes Demand, 1996-2016
(million dollars)

Source: The Freedonia Group, Inc.

The flushable wipes market has grown from a $500MM in 2001, to a $2.5 billion market at year end, 2016. Projected growth of 5%-7% per year, for next 10+ years.

92% of Wipes are: NOT MADE TO BE FLUSHED



From Toilet to Wastewater Treatment:

A breakdown of flushed products identified in three field studies of pump station inlet screens, carried out by INDA and Wastewater Agencies*

47% Non-flushable Paper
(Paper hand towels, tissues/napkins, etc.)

18% Non-Flushable Baby wipes

13% Non-flushable Feminine hygiene
(tampons, pads, wrappers, etc.)

14% Non-flushable Household wipes
(Surface, cosmetic, & medicated wipes, etc.)

8% Flushable Wipes

92% Non-Flushable Materials

8% Flushable wipes
(wipes labeled as flushable)

Read the label before flushing – it is important to follow package instructions!

"Flushable wipes have been blamed on sewage clogs both in the U.S. and Europe but evidence shows that the true culprits are items that have no business being flushed. An analysis of debris recovered from clogged pipes found that flushable wipes comprised under 10% of the mess. Bigger offenders includes hand towels, tissues and napkins and wipes that are not supposed to be flushed."

source: *-Nonwovens Industry Magazine-*

False Flush Claims and Fraud, by Major "flushable wipe" Manufacturer's

In addition, Nice-Pak will stop providing trade customers, such as retailers, with information to make such unsubstantiated claims. Costco, CVS, Target, and BJ's Wholesale Club were Nice-Pak customers that sold the formulation of the company's moist toilet tissue that was the subject of the complaint under their own private labels.

"The evidence didn't back up Nice-Pak's claims that their wipes were safe to flush," said Jessica Rich, Director of the FTC's Bureau of Consumer Protection. "If you claim a product is flushable, it needs to flush in the real world, without clogging household plumbing or sewer and septic systems."



According to the FTC's complaint, Nice-Pak violated the FTC Act by misrepresenting that a certain formulation of its wipes: 1) are safe for sewer systems; 2) are safe for septic systems; 3) break apart shortly after being flushed; and 4) are safe to flush. The FTC also alleges Nice-Pak provided the means and instrumentalities for retailers and others that marketed the product under their own label to make similar misrepresentations. The company's tests did not reflect, real world household plumbing or septic conditions, the FTC alleged.

Source:

https://www.ftc.gov/news-events/press-releases/2015/05/wet-wipe-manufacturer-agrees-substantiate-flushability

The (Dispenser) Competition:





- ❖ **Kimberly-Clark**

- ❖ **Proctor & Gamble**

- ❖ **Bob's Butt Wipes**

- ❖ **Private Label, ...**



Competing products have been *discontinued* **and/or has** *product utility flaws,* **i.e.** *"moisture loss",* **difficulty during assembly/install/use,** *unstable adhesive, "...ripped off the wall",* **rips-off wall paper, paint, & dry wall, etc.**



...NO *Comparison*!

Competitive Landscape

Value	Trio®	Kimberly Clark	Proctor & Gamble	Private Label
BEST Location for users	+	--	--	--
NO Shelf Space	+	--	--	--
ON the market	+	--	--	N/A
Distribution	+	+	+	+
Patented	+	+	+	N/A
Flushable	+	?	?	?

*Notes:

✓ Although Kimberly-Clark and P&G patented dispensers on no longer on the market, they do sell a variety of stand-alone wipes; including but not limited to: flushable, baby, feminine, and disinfectant wipes.

  o False flush-claims, 55+ different wipe products that all look the same, wipe users are **confused** or **mislead** about which wipes are safe to flush.
  o All major brands of competing products currently on the market **require shelf space**.

✓ Tidymates® improves hygiene organization and from *unsafe wipes to flush.*



Objective:

To grow and maintain, between *both* on-line and commercial sales, our installed base of customers to generate approximately $5MM in annual continuity revenue, within the next 5 years.

(100,000 active customers x 2 refills / month)
x $2.00 per refill
= $4.8 MM in continuity revenue

Strategy

DO the following NOW:

- Continue development of strategic sales and distributor relationships;
- Produce engaging brand awareness/educational campaigns targeting specific, on-line retail customers;
- Rapidly acquire and retain to grow loyal retail customer base; and
- Continue development of product pipeline to appeal to broader potential customer base

Sustainable Advantages of the Tidymates® Hygiene System

- Tidymates® flushable refills fit and lock inside the patented system, ensuring:

  o The only product to distinguish truly flushable wipes from literally, every single other wipe that is known to harm household & commercial plumbing systems, municipal wastewater treatment facilities, and our environment (*See* slides 12-13).

- 3 ISSUED U.S. patents (8,474,652, 9,271,616 & D666,443). Additional patents pending.

- 3 ISSUED U.S. trademarks (4,830,526 **"Tidymates"**, 4,466,177 **"Better Together"**, 4,109,611 **"Trio"**).

- Superior product design, utility and competent team of sourcing partners give us great product flexibility and fast response times to changing customer needs.

- Limited access to flushable wipe material.

Strategic Relationships

Suominen	1 of only 3 major companies in the world that make flushable wipes. Based in CT and Sweden.
[Yangzhou] **PERFCT**	Founded in 2003, our "converter" has been appointed to make our product refills from the master rolls material exported from Suominen (Connecticut, U.S.A.), in Yangzhou, China.
P3 INTERNATIONAL LIMITED	Appointed by Company to manage and oversee all international transactional and production aspects of Company.
 **MOTIVATIONAL FULFILLMENT & LOGISTICS SERVICES**	1.2 million sq. ft. of warehousing space in Chino, CA, fully qualified to process bulk retail, D2C, and bulk commercial distribution, plus back-end customer support. A PCI – Level 1 certified company
Authorize.Net 	Provides flexible and safe e-commerce transaction platform for D2C customers as a PCI-Level 1 certified providers.

Product Validation.

- **Beta A** (mock-ups) and **Beta B** (actual product) tested with positive results.
- **SALES on** www.Staples.com, www.Amazon.com, **and at Waxie Sanitary Supply.**
- **Nominated** as 2013's "Most Innovative Product" at "World of Wipes"; an international wipes industry conference.
- ***Nearly*** licensed product (worldwide) to a multi-Billion dollar, publicly traded media company (a non-related internal corporate restructuring of Company blamed for killing the deal).

CUSTOMER TESTIMONIALS:

"I love this product! I give it a 5 [out of 5]!
I was looking for personal hygiene care product that looked nice and was convenient to reach in my bathroom. It was just by chance I found your site on the WEB. Looks great and blends well with my fixtures, nothing to sit on my counter or back of toilet like all the other products.

Thank you!
Michael K." *(Minnesota, U.S.A.)*

"I had been suffering from a [allergic] reaction to [brand name] wipes that had caused considerable discomfort and sensitivity. I did not understand that they were the source of my problems... I am very happy to have discovered Trio and want to thank you for your great product and outstanding customer support.

Very respectfully,

Todd E." *(South Carolina, U.S.A.)*


Seller Information
Tidymates®
100% positive
Available at
amazon


Tidymates
FLUSHABLE WIPES
GO Better. Live Happy.
Find out more at Tidymates.com
ALSO AVAILABLE THROUGH
STAPLES
amazon
WAXIE

Margin Analysis; part I: STARTER SETS

		Typical Price/Margin to:					Projected	
		BULK Sales to:			Sales To		Channel Mix	
	Cost to	Commercial		Retail	End Users			
	Duo	Distrib.	Accounts	Chains	Comm'l	Retail	2017	2022
Commercial "Handles" & Starter Kits		$3.99	$5.99	$10.00	$7.99	$20.00	(Pct.)	(Pct.)
Unit Cost/Price to:								
Commercial - Thru 3rd Party Distributors	$3.12	$3.99			$7.99			
Commercial "House Accounts"	$3.12		$5.99					
Retail Chains - Direct to Retailer	$6.86			$8.49		$20.00		
Retail - Direct "D2C" Sales to End Users	$9.22					$20.00		
Channel Margins:								
Commercial - Thru 3rd Party Distributors	22%	→50% →	→	→	Comm'l		30%	45%
Commercial "House Accounts"	48%	→	→	→	Cust.		20%	5%
Retail Chains - Direct to Retailer	19%	→	→	50% →	→	Retail	15%	20%
Retail - Direct "D2C" Sales to End Users	54%	→	→	→	→	Cust.	35%	30%


Tidymates

Margin Analysis; part II: WIPE REFILLS

"Hard Pack" Refills		$2.65	$2.99	$2.35	$3.99	$4.69
Unit Cost/Price to:						
Commercial - Thru 3rd Party Distributors	$1.89	$2.65			$4.49	
Commercial "House Accounts"	$2.01		$2.65			
Retail Chains - Direct to Retailer	$1.93			$2.65		$4.99
Retail - Direct "Single" Sales to End Users	$1.95					$4.99
Channel Margins:						
Commercial - Thru 3rd Party Distributors	29%	→41%			Comm'l Cust.	
Commercial "House Accounts"	24%					
Retail Chains - Direct to Retailer BULK	27%			50%		Retail Cust.
Retail - Direct "D2C" Sales to End Users	61%					

"Soft Pack" Refills		$1.65	$1.99	$1.65	$3.29	$3.49
Unit Cost/Price to:						
Commercial - Thru 3rd Party Distributors	$1.05	$1.65			$3.29	
Commercial "House Accounts"	$1.11		$1.99			
Retail Chains - Direct to Retailer	$1.09			$1.65		$3.49
Retail - Direct "D2C" Sales to End Users	$1.17					$3.49
Channel Margins:						
Commercial - Thru 3rd Party Distributors	36%	→50%			Comm'l Cust.	
Commercial "House Accounts"	44%					
Retail Chains - Direct to Retailer BULK	34%			53%		Retail Cust.
Retail - Direct "D2C" Sales to End Users	66%					





Future Revenue Projections 2017 – 2022*

Revenue PROJECTIONS	Unit Data	2017	2018	2019	2020	2021	2022
Commercial "Handles" & Retail Starter Kits							
Commercial - Thru 3rd Party Distributors	$3.99	19,950	37,905	35,910	50,873	47,880	63,840
Commercial "House Accounts"	$5.99	2,995	29,950	53,910	80,865	95,840	119,800
Retail Chains - Direct to Retailer	$8.49	-	-	-	12,735	127,350	509,400
Retail - Direct "D2C" Sales to End Users	$20.00	10,000	30,000	90,000	200,000	300,000	500,000
Total "Handles" & Starter Kits		32,945	97,855	179,820	344,473	571,070	1,193,040
Refills -- "Hard Pack"							
Commercial - Thru 3rd Party Distributors	$2.65	23,850	87,291	148,252	203,316	245,560	238,564
Commercial "House Accounts"	$2.65	2,385	28,048	82,693	154,675	226,511	249,275
Retail Chains - Direct to Retailer	$2.65	-	-	-	6,360	69,404	273,379
Retail - Direct "Single" Sales to End Users	$4.69	-	49,639	137,422	234,997	388,670	454,766
Total "Hard Pack" Refills		26,235	164,978	368,367	599,348	930,144	1,215,984
Refills -- "Soft Pack"							
Commercial - Thru 3rd Party Distributors	$1.65	59,400	217,404	369,227	506,373	611,582	594,158
Commercial "House Accounts"	$1.65	5,940	69,854	205,955	385,229	564,142	620,832
Retail Chains - Direct to Retailer	$1.65	-	-	-	15,840	172,854	680,866
Retail - Direct "Single" Sales to End Users	$3.49	-	147,753	409,045	699,473	1,156,893	1,353,628
Total "Soft Pack" Refills		65,340	435,011	984,227	1,606,915	2,505,471	3,249,485
Total Revenue		$ 124,520	$ 697,844	$ 1,532,414	$ 2,550,736	$ 4,006,685	$ 5,658,508

Total COGS FOB CHINA		$ 82,385	$ 398,113	$ 833,887	$ 1,375,404	$ 2,158,380	$ 3,201,153

Total Variable Profit		$ 42,135	$ 299,730	$ 698,527	$ 1,175,332	$ 1,848,305	$ 2,457,355

*This Pro Forma is based on future projections. Actual results may vary.

TOP 4 THREATS	Impact	Survival Plan
1) **Knocked-off by copy-cats**	➢ (Potentially) Reduce Tidymates market share by selling competitive product line. ➢ Promotes awareness of the wet & dry combination, …at no cost to Company.	✓ Quickly grow installed base , ✓ Reward loyal customers, ✓ Consistent product quality, ✓ Competitive refill prices, ✓ Follow-on products, ✓ Enforce IP protections as needed, ✓ Strategic Relationships.
2) **Fear & Smear campaign against us**	➢ (Potentially) Reduce Tidymates market share by creating fear and uncertainty about "New" product/company.	✓ See above + ✓ Have our own media/commercials ✓ Continue developing social media ✓ Attain more customer testimonials
3) **U.S. Government bans any wipe from being made that is "flushable"**	➢ Stops <u>entire</u> U.S. flushable wipes industry, DEAD in its tracks.	✓ E.U. has a 3x higher adoption rate than in U.S. (12% in E.U.) ✓ Roll-out other IP of hygiene products currently patented and or under our development that do not require wipes.
4) **Price war on wipes**	➢ Shrinks profitability of all sellers/resellers in the flushable wipes market, in an attempt to squeeze-out competition.	✓ By keeping our prices competitive, this is unlikely to happen. Only consumers benefit from price wars, ✓ Most brand-loyal customers won't leave to save a dime on a competing product.

Management Team

<u>Andrew Yaros</u>, *Founder, President & Secretary* (8 years; Full-time since January 2014):



Based in San Diego. 8 years experience in nonwovens (wet wipes), plastics and manufacturing, intellectual property and ,product design and development. Also, web content development, packaging design and development, safety testing, and importing and fulfillment. Former Series-7 Stockbroker (1997-2002), background in finance & sales (1997-2007), C-Level executive management (2006-2014).

<u>Bill Gordon</u>, *International Sourcing & Operations* (2.5 years):



Based in Kowloon, Hong Kong, Managing Director at P3 International. 20+ years experience in product sourcing, manufacturing and operations management. Customer products include Spiderman, Dora the Explorer, Hulk, Iron Man, Monopoly and more. P3 team of >20 people communicates, oversee's and accounts for all international business affairs and transactions of the Company.

<u>Advisory Team</u> **on next page…**

Advisory Team

 **Jim Smith** (Finance), 28 years as CFO at Ford Motor Finance. Currently serves as Vice Chair and Treasurer at Sharp Healthcare - a $2 billion+ revenue per year Company. Specialty's include building financial forecast models, financial guidance for Company.

 **Chris Baker** (Engineering), 30+ years engineering experience. Worked as design engineer for NASA – Mars "rover" project, Caterpillar (developed engines for farming equipment), U.S. Army – desert terrain vehicles, and various other projects. Lives locally in San Diego, instrumental in managing and troubleshooting all engineering aspects of project.

 **Richard Martin, PhD** (Chemistry), 20 years as a chemist with a PhD in biochemistry. Developed topical permeation drugs for humans that enhance blood flow. Acutely knowledgeable in matters of skin care.

 **Travis Vanderlinden** (Graphics) 20+ years experience as a graphic designer/branding. Clients include (former) San Diego Chargers, New Orleans Hornets, EFX and 24 hour fitness. Has shaped the "look" of our brand, website, and product line.

 **Wendi Cooper:** (Direct Response Media Specialist) CEO and Owner of EGPro, LLC , a consumer product company, as well as Internet Talk Radio Host with over 1M Downloads. A recipient of 15 Telly Awards for her work in film and video for television direct response commercials over the past 2 decades.

 **Randy Berholtz** (Contracts), Yale Law graduate, Rhodes Scholar, Adjunct Professor at Thomas Jefferson School of Law, 25+ years experience in contract law. Expertise in contract development, negotiations, licensing, and protecting the interests of the Company.

$2,500,000 Pre-Offering Valuation

Based on 8 years of success:

- **15,000+ hours devoted by Founder:**

  - Approximately $300,000 invested in all aspects of development;
  - Brought product from "napkin-scratch" to full commercialization;
  - Developed intrinsic relationships with key sources;
  - Developed full supply, logistics, and fulfillment capability;
  - Developed all packaging and product safety;
  - Developed all content for website, packaging, and marketing; and
  - Developed strong foundation for Company with Elite Advisors

- **3,000+ hours devoted by elite, pro-bono Advisory Team**
- **3 Issued patents and more pending**
- **All custom equipment made and de-bugged**
- **SALES of our products via Staples.com, Amazon.com and Waxie**
- **Product pipeline on-hand for development**



BACKUP SLIDES>>>

Trio Hygiene Systems : CONFIDENTIAL

1/20/2017

Q: How Flushable Are Our Wipes, Really? A: Best in Class

Key features

- 3x faster break-up as compared to standard Hydraspun® Dispersible – After 10 minutes
- Over 95% pass through after 1 hour
  Using Industry Slosh Box disintegration test, our product attains maximum dispersion in 1/3 of the recommended test time
- Retaining wipe properties while approaching the rapid break-up of toilet tissue
- Biodegradable in an aquatic environment
- Excellent lotion distribution; absorbent
- Patent pending



Percent pass through 12.5mm sieve – Slosh Box test
100
90
80
70
60
50
40
30
20
10
0
0
60
120
180
Testing minutes
Hydraspun® Dispersible Plus
Hydraspun® Dispersible [std]
Industry pass/fail criteria for Slosh Box disintegration test – 25% Pass through at 180mins





Tidymates Side By Side Comparison
after
20 minutes
Tidymates
Leading National Brand
Tidymates® has broken down.
Leading Brand has not.

180 minutes

In order for a flushable wipe to become a Tidymates® flushable wipe, it must score highly in ALL 6 of the below categories:

	Tidymates® Criteria	Definition
✅	**Flushable / Biodisintegratable**	Sewer and Septic Safe. **3X more dispersible than other leading national brands**
✅	**Softness / Texture**	Supple, no irritation due to salt triggering chemistry
✅	**Absorbency**	750% absorptive capacity *(surpassing competitors)*
✅	**Strength**	Wipes dispense without ripping or tearing during use
✅	**Sustainable Resources**	Raw material is derived from sustainably managed forests and renewable resources
✅	**Made in the U.S.A.**	Yes

Near-future products currently in development
(not requiring significant investment)



INDIVIDUALLY WRAPPED WIPES

12-Count



PEAL N RESEAL FLEX PACK

15-COUNT

(20 units/inner x 4 inners)

LOGISTICS



| ❶ = Wipes from CT <u>or</u> Sweden. | ❷ = Wipes converter, plastics mfg. Pack-outs. | ❸ = F.O.B. Long Beach; warehoused in Chino, CA. |

Contact information:

Andrew Yaros: (619) 301-9119

www.tidymates.com





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